

Mail Stop 7010

March 23, 2006

Via U.S. mail and facsimile

Mr. Kenneth L. Walker
General Counsel
Sealy Corporation
One Office Parkway
Trinity, NC 27370

> **Re:** **Sealy Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 14, 2006**
> **File No. 333-126280**
>
> **Draft Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 17, 2006**
> **File No. 333-126280**

Dear Mr. Walker:

We have reviewed your amended filings and the response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. We note the disclosure in the second paragraph that the selling stockholders will sell 3,500,000 shares. Please reconcile this number of shares with the disclosure in the second last paragraph and under the heading "The offering" on page 9. In this regard, we note that it appears the selling stockholders are selling 3,333,333 shares.

Table of Contents, page i

2. We note the statement in the first sentence of the second paragraph beneath your table of contents. If you intend to use any free writing prospectuses, you should consider revising the statement when you have a section 10 prospectus ready, as you will be liable for, and investors will be entitled to rely on, that information.

Prospectus Summary, page 1

3.   We note your revised disclosure here and elsewhere in your document concerning your market share for 2005. Please update this information and use quantification if this information is now available. Otherwise, please revise to give investors a sense for what "comparable to 2004" means.

4.   If material, please clarify throughout your prospectus where you refer to data from the International Sleep Products Association whether the data is based on all of the competitors in your market or a subset of these.

The Offering, page 6

5.   You indicate that a reverse stock split will occur in conjunction with this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in any subsequent amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the reverse stock split, they should include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report should be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 33
Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 37

6.   Please include pro forma EPS information for the pro forma as adjusted column, or explain to us why you have chosen not to present it. Please also include in a footnote a reconciliation in table format between the historical and the pro forma weighted average shares used in computing EPS. Each class of securities should be shown as a separate reconciling item.

Principal and Selling Stockholders, page 90

7.   We note that the total number of shares listed in the column entitled "Common Stock Being Sold in this Offering" does not reconcile with the total number of shares being registered on behalf of the selling stockholders. Please reconcile.

8.   Please include a total for the column entitled "Common Stock Being Sold in this Offering." As this total will be greater than the number of registered shares as it pertains to the selling stockholders, please include a footnote that reconciles this

total with the number of registered shares. In this regard, we note that it appears the selling stockholders are selling a total of 3,333,333 shares.

Underwriting, page 112

9.   We note your response to comment 9 of our letter dated November 9, 2005. Please tell us on a supplemental basis the name of the consultant and describe in more detail the market strategies and valuation considerations referred to in your prospectus.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joseph H. Kaufman, Esq.
        Mr. Edward P. Tolley III, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017